**ROYALTY BEAUTY SUPPLY, LLC**

**FINANCIAL STATEMENTS AND INDEPENDENT
ACCOUNTANT'S REVIEW REPORT**

**DECEMBER 31, 2017**

SNYDER ACCOUNTING AND TAX SERVICES
CERTIFIED PUBLIC ACCOUNTANT

# ROYALTY BEAUTY SUPPLY, LLC
# FINANCIAL STATEMENTS
# DECEMBER 31, 2017


## Table of Contents

## Independent Accountant's Report

To the Board of Directors of
Royalty Beauty Supply, LLC
Akron, OH

I have reviewed the accompanying statement of financial position of Royalty Beauty Supply, LLC (Royalty) (an Ohio for profit organization) as of December 31, 2017, and the related statements of income and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

*Snyder Accounting and Tax Services*

Cleveland, OH
Feb 03, 2018



Accountant-Business Advisor-Tax Professional

MARSHAE SNYDER, CPA (330)329-7931 MARSHAE825@ATT.NET

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# ROYALTY BEAUTY SUPPLY, LLC
## STATEMENT OF FINANCIAL POSITION
## AS OF DECEMBER 31, 2017

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 160 |
| Inventory | | |
| Property and equipment (net) | | |
| **TOTAL ASSETS** | $ | 160 |

### LIABILITIES AND OWNER'S CAPITAL

| | | |
|---|---|---|
| Accounts payable | $ | 0 |
| Long Term Debt | | 0 |
| **TOTAL LIABILITIES** | $ | 0 |

OWNER'S CAPITAL

| | | |
|---|---|---|
| Capital Contributions | | 4,773 |
| Retained Earnings | | (4,613) |
| **TOTAL LIABILITIES AND OWNER'S CAPITAL** | $ | 160 |

**ROYALTY BEAUTY SUPPLY, LLC**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED**
**DECEMBER 31, 2017**

| | | |
|---|---|---|
| SALES REVENUES AND OTHER INCOME | | |
| Sales | $ | 0 |
| Less Sales Returns & Allowances | | |
| Net Sales | | |
| Other Income | | |
| **TOTAL REVENUE** | $ | 0 |
| | | |
| EXPENSES | | |
| General and Administrative | $ | 525 |
| Organizational expenses | | 3,788 |
| Occupancy supporting expenses | | 0 |
| Merchandise | | 300 |
| Other expenses | | 0 |
| **TOTAL EXPENSES** | $ | 4,613 |
| | | |
| **NET INCOME** | $ | (4,613) |

# ROYALTY BEAUTY SUPPLY, LLC
## STATEMENTS OF CASH FLOWS
## FOR THE YEAR ENDED
## DECEMBER 31, 2017

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income | $ | (4,613) |
| Adjustments to reconcile Net Income | | |
| To net cash provided by operations: | | |
| Cash adjustments for accounts receivable | | |
| Cash adjustments for accounts payable | | |
| | | |
| Net Cash provided by Operating Activities | $ | (4,613) |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | $ | 0 |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Change in contributed capital | $ | 4,773 |
| | | |
| Net Increase/(Decrease) in Cash | $ | 160 |
| CASH AT THE BEGINNING OF THE PERIOD | $ | 0 |
| CASH AT THE END OF THE PERIOD | $ | 160 |

The accompanying notes are an integral part of these financial statements

-4-

**ROYALTY BEAUTY SUPPLY, LLC**
**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED**
**DECEMBER 31, 2017**

## NOTE A - ORGANIZATION AND PURPOSE:

Royalty Beauty Supply, LLC. an Ohio for profit organization was founded in March 2017 in Akron, Ohio. The company's goal is to establish itself as the leading supplier of affordable high quality over-the-counter beauty products in Akron. Royalty Beauty Supply will ultimately create an ideal shopping experience for consumers who are looking for obscure hair products, coupled with in-store demonstrations.

The company will conduct an equity crowdfunding offering during the 1st quarter of 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

## NOTE B – ACCOUNTING POLICIES

Basis of Presentation

The financial statements of Royalty Beauty Supply have been prepared on the accrual basis of accounting in accordance with principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include highly liquid investment with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair values because of the short maturities of those financial statements.

<u>Fixed Assets</u>

Acquisitions of property and equipment in excess of $500 are capitalized and recorded at cost. Donated fixed assets are recorded at fair value on the date of receipt. Depreciation is provided on a straight-line basis over the useful lives of the assets.

## **NOTE C – FEDERAL INCOME TAXES**

Royalty is a for profit organization and is subject to tax filing requirements in the federal jurisdiction of the United States of America and in the State of Ohio according to the Internal Revenue Code and the Ohio Revenue and Taxation Code respectively.

## **NOTE D – PROPERTY AND EQUIPMENT**

Property plans for 2018 consist of the following:

       Building – Vernon Odom
       Furniture & Equipment